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[LOGO OF JEFFERSON PILOT FINANCIAL]
JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
Service Office: One Granite Place, PO Box 515, Concord, New Hampshire 03302-0515


                             JOINT AND LAST SURVIVOR
                           SUPPLEMENTAL COVERAGE RIDER


The Rider is a part of the policy to which it is attached. It takes effect on the Policy Date of the policy. In the Rider, "We", "Us" or "Our" means Jefferson Pilot Financial Insurance Company; "You" and "Your" means the Owner of the policy; and "Insureds" means the persons named on Page 3 of the policy.

CONSIDERATION - In return for the payment of the monthly deductions and receipt of an application for the Rider, We will provide the benefit described in the Rider.

BENEFIT - Upon receipt of proof that the survivor of the Insureds has died while the Rider was in force We will pay the beneficiary the Rider Death Benefit on the date of death of the survivor of the Insureds.

RIDER DEATH BENEFIT - The Specified Amount of the Rider is shown on Page 3 and will be added to the policy Specified Amount for the purposes of determining the death benefit of the policy.

MONTHLY DEDUCTION - The monthly deduction for the Rider will be (a) plus (b) plus (c) where:

(a) is the cost of insurance for the Rider which will be calculated as part of the cost of insurance of the policy. The cost of insurance charge for the Rider for each month is the cost of insurance rate for the month multiplied by the lesser of:

     (i)  the number of thousands of Rider Death Benefit; or

     (ii) the total amount at risk for the policy and this Rider;

     The cost of insurance rates can never be greater than those shown in the Table of Monthly Guaranteed Cost of Insurance rates shown on Page 4 of the policy;

     (b) is the SCR Monthly Acquisition Charge. This charge will never exceed the SCR Maximum Monthly Acquisition Charge as shown on Page 3; and

     (c) is the SCR Monthly Unit Load. This charge will never exceed the SCR Maximum Monthly Unit Load as shown on Page 3.

DECREASE IN RIDER SPECIFIED AMOUNT - Upon request, the Rider Specified Amount may be decreased at any time after the first Policy Year. The Rider Specified Amount may not be decreased below the Rider Minimum Specified Amount shown on Page 3. Any decreases will be effective on the Monthly Anniversary Day coincident with or next following the date We receive Your request, unless another date acceptable to Us is requested.

TERMINATION - The Rider will cease as soon as one of the following occurs:

(1) The monthly deduction for the Rider remains unpaid at the end of the Grace Period;

(2)  The policy is surrendered or otherwise terminated;

(3)  We receive Your written request to terminate the Rider;

(4)  The younger Insured attains age 100.




/s/ [ILLEGIBLE]                                          /s/ [ILLEGIBLE]
Chief Executive Officer                                  Secretary


SCR-2880